September 22, 2025

Dennis G. Shaffer
Chief Executive Officer
Civista Bancshares, Inc.
100 East Water Street
Sandusky, OH 44870

        Re: Civista Bancshares, Inc.
            Registration Statement on Form S-4
            Filed September 10, 2025
            File No. 333-290157
Dear Dennis G. Shaffer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Anthony D. Weis, Esq.